

July 21, 2023

John V. Oyler
Chief Executive Officer
BeiGene, Ltd.
94 Solaris Avenue, Camana Bay
Grand Cayman
Cayman Islands KY1-1108

> **Re: BeiGene, Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 27, 2023**
> **File No. 001-37686**

Dear John V. Oyler:

We have limited our review of your filing to the submission and/or disclosures as required by Item 9C of Form 10-K and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 135

1. We note your statement that as of the date of this Annual Report, no governmental entity in mainland China or Hong Kong has filed a Schedule 13D or 13G, there are no material contracts with such foreign governmental party, and there is no such foreign governmental representative on your Board in connection with your required submission under paragraph (a). Please supplementally describe any materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

3. We note that your disclosures pursuant to Item 9C(b) refer to either "the Company" or "the Company or its operating subsidiaries." It is unclear from the context of these disclosures whether "the Company" is meant to encompass you and all of your consolidated foreign operating entities or whether in some instances this term refers solely to BeiGene, Ltd. Please note that Item 9C(b) requires that you provide each disclosure for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. To clarify this matter, please provide the information required by each subsection of Item 9C(b) for you and all of your consolidated foreign operating entities in your supplemental response.

4. We note your disclosure provided pursuant to Item 9C(b)(4) that no "officials of the Chinese government" are members of your board or the board(s) of your operating subsidiaries and your additional statement that there is no "foreign government representative" on your board. Please confirm, if true, that no members of your board of directors or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party.

5. With respect to your disclosure pursuant to Item 9C(b)(5), we note that you have included language that such disclosure is "to the extent known by the Company." Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kyle Wiley at (202) 344-5791 or Jennifer Thompson at (202) 551-3737 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Edwin M. O'Connor